UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  JULY 5, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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TDC SWITZERLAND - FEDERAL COURT RULING

TDC SWITZERLAND - FEDERAL COURT RULING ON LANDLINE INTERCONNECT RATES

Copenhagen - On May 22, 2006 TDC Switzerland received a ruling from the Swiss Federal Court in the interconnection proceedings that have been ongoing since April 2000. Since January 1, 2000 Swisscom has been required to calculate its prices for interconnection services based on the Long Run Incremental Cost
(LRIC) principle. However, the prices charged by Swisscom have been disputed by TDC Switzerland.

For the period 2000-2003 the Court has finally approved in principle the prices previously set by the Federal Communications commission (ComCom) in June 2005. The now approved prices of ComCom are substantially lower than the prices charged by Swisscom. Only in a minor point, the Court has ordered ComCom to recalculate the prices of Swisscom. This recalculation is expected to be finalized before the end of 2006. The prices for 2004-2006 will be defined in accordance with the principles for the final prices for 2000-2003.

TDC has now finalized its assessment of the ruling and has applied certain assumptions regarding the final outcome of the proceedings regarding the recalculation of the prices, cf above, and the relevant volumes of interconnection traffic. In accordance with IFRS, TDC has estimated the income that is assessed to be virtually certain, and accordingly TDC estimates that the financial impact for TDC Switzerland for the years 2000-2005 will result in an income before tax of CHF 186m (DKK 890m). This income will be reported as a special item in Q2 2006.

The estimated impact for 2006 will amount to CHF 12m (DKK 57m) before tax. This income will be reported as a reduction of transmission costs. The outlook for 2006 EBITDA from TDC Switzerland remains unchanged.

Due to the above-mentioned outstanding issues regarding the prices for 2000-2003 and 2004-2006 as well as the relevant volumes, the timing of the impact on the cash flow for TDC cannot be precisely determined. It is expected that the majority of the income will result in cash receipts during 2006-2007.

For further information please contact TDC Investor Relations on +45 3343 7680.

TDC A/S
Noerregade 21
DK- 0900 Copenhagen C
Denmark
www.tdc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     JULY 5, 2006                               /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury